January 13, 2025

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp. III
52 Vanderbilt Avenue
Suite 2005
New York, NY 10017

       Re: NewHold Investment Corp. III
           Registration Statement on Form S-1
           Filed January 2, 2025
           File No. 333-284114
Dear Kevin Charlton:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024 letter.

Registration Statement on Form S-1
Cover Page

1.     We note your revised disclosures in response to prior comment 2.
However, as
       previously stated, please also revise to address any conflicts of interest that may arise from such ownership of indirect interests in the founders' shares.
Summary
Sponsor Information, page 15

2. We note your revised disclosures here, and elsewhere in your prospectus, that the lock-up provisions will expire if the price of the class A ordinary shares meet a specified threshold for any 20 trading days within a trading period that commences at
 January 13, 2025
Page 2

       least 30 days after your initial business combination. However, we note that Section 8 of your letter agreement filed as Exhibit 10.1 refers to the period beginning 150 days after the initial business combination. Please revise to ensure your disclosures throughout are consistent.
Exhibits

3. Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove inappropriate assumptions, or advise. In this regard, for example, we note
       paragraphs 7, 11, 12, and 13 of Schedule 2. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.